PETROSONIC ENERGY, INC.

July 12, 2013

VIA EDGAR

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Petrosonic Energy, Inc.

Form 10-K for Fiscal Year Ended December 31, 2012

Filed May 3, 2013

Form 10-Q for Quarterly Period Ended March 31, 2013

Filed May 30, 2013

File No. File No. 000-53881

Dear Mr. Reynolds:

This letter is in response to your letter dated June 13, 2013 to Petrosonic Energy, Inc. (the “Company”) regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012 (the “Form 10-K”) and its Quarterly Report on Form 10-Q for the period ended March 31, 2013. For your ease of reference, we have repeated the comments included in your letter immediately above each response. In conjunction with this letter, the Company is providing amendment number 1 to the Form 10-K (the “10-K Amendment”) for your review and amendment number 1 to the Form 10-Q (the “10-Q Amendment”).

Form 10-K for Fiscal Year Ended December 31, 2012

Global Need, Supply and Production, page 4

1. We note your reference to certain data from a 2003 fact sheet issued by the U.S. Geological Survey and references to the U.S. Geological Survey elsewhere in the Form 10-K. It is unclear what remaining relevance these data and references have given the apparent age of the fact sheet. Please update your discussion in this section.

We have revised this disclosure with more recent data, which is included with this letter. Please see pages 4 and 5 of the 10-K Amendment.

Oil Sands Production in Canada, page 7

2. We note that you have deleted the various citations in this section. Please provide the basis for the data presented and update this section with information as close to December 31, 2012 as practicable.

We have revised this disclosure and included a citation to the Oil Sands Discovery Centre. According to the website, the Centre is a provincial facility operated by Alberta Culture, Historic Sites and Museums Branch so we assume that the information is current. We have included a copy of the information with this letter.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 12, 2013

Disadvantages of Petrosonic Process/Technology, page 12

3. We partially reissue comment 39 of our previous letter. Please expand your disclosure regarding the necessity for regional variations in the designs of your equipment based on the type of crude oil. You appear to have only addressed variations based on the availability of certain solvents.

We revised this disclosure to exclude crude oil from the discussion because variations in crude oil will not have any significant adverse impact on our de-asphalting operations. Please see page 12 of the 10-K Amendment.

Environmental Laws and Regulations, page 13

4. We partially reissue comment 41 of our previous letter. Please discuss the specific environmental laws applicable to your business, such as those requiring you to obtain permits from the various governmental authorities. For example, provide the name of the applicable statute and local government entity. Also, as previously requested, please describe when you plan to apply for the fire permit in Albania.

We have revised this discussion as you requested. Please see page 13 of the 10-K Amendment.

Properties, page 22

5. We partially reissue comment 42 of our previous letter. Please revise your disclosure in this section to discuss the suitability, adequacy, productive capacity and extent of utilization of your facilities. Please see instruction 1 to Item 102 of Regulation S-K.

Item 102 of Regulation S-K states, “State briefly the location and general character of the principal plants, mines and other materially important physical properties of the registrant and its subsidiaries.” (Emphasis added.) We have, therefore, deleted the information relating to the administrative offices, since they are not materially important to the Company’s operations. We have also revised the description of our processing plant. Please see page 22 of the 10-K Amendment.

Liquidity and Capital Resources, page 26

6. It is unclear why you have not addressed the convertible debentures with Sierra Growth, Inc. in your Form 10-K, despite having entered into those debentures on March 23, 2012 and including them as exhibits to the Form 10-K. Please revise this section and elsewhere as appropriate to address the debentures and to include the maturity date as called for in comment 30 of our previous letter.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 12, 2013

We have added a paragraph relating to the convertible debentures to the “Overview” of Management’s Discussion and Analysis of Financial Condition and Results of Operations. Please see page 24 of the 10-K Amendment.

Directors, Executive Officers and Corporate Governance, page 31

7. We partially reissue comment 44 of our previous letter. Despite your disclosure that Mr. Agolli spends 20% of his time providing services to BA Capital, it remains unclear how much time he devotes to your business. In this regard, we note that he also provides services from time to time to Sonoro Energy, Ltd. Please revise your disclosure to discuss the percentage of his time devoted to your business.

We have revised Mr. Agolli’s biography as you requested. Please see pages 30 and 31 of the 10-K Amendment. Mr. Agolli is not currently providing any services to Sonoro Energy, Ltd.

Signatures, page 39

8. In your amended Form 10-K, please indicate who signed in the capacity of controller or principal accounting officer. Also indicate who signed as a member of the Board of Directors. Also see Form 10-K, General Instruction D(2)(a).

We have revised the signature, as you requested.

9. Please revise your Form 10-K to include the following paragraph on the Signatures page of the Form 10-K “Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.” Also include the required signatures following this section on the Signatures page.

We have revised the signature page as you requested.

Petrosonic Energy Inc.

Financial Statement Presentation

10. It appears you have restated the predecessor financial statements. Please ensure to clearly indicate your financial statements have been restated and provide the disclosures required by FASB ASC 250-10-50-7. Additionally, please tell your auditor to either re-date or dual date the opinion for any changes made to the financial statements.

The required disclosures regarding the restated figures have been added to Note 1 of the footnotes to the consolidated financial statements for the years ended December 31, 2012 and 2011. It is not required to re-date or dual date the audit opinion in this situation. No new audit evidence or conclusions were obtained by our auditors in making the revisions to the disclosures described previously.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 12, 2013

Notes to the Financial Statements

General

11. We note in your response to our prior comment 62 you stated you do not carry any costs related to intangible assets and the value at September 30, 2012 carried on your financial statements was an estimate that was subsequently changed as of December 31, 2012. Please tell us what the prior “estimate” of $50,000 of intangible assets related to in your September 30, 2012 financial statements and clarify for us how that “estimate” changed in December 31, 2012.

During the interim review of our consolidated financial statements for the nine months ended September 30, 2012, we initially estimated the fair value of the technology related to the treatment and upgrading of heavy oil by sonicated solvent de-asphalting that was acquired as part of the acquisition of Petrosonic Albania, sh.a to be $50,000. During the completion of the audit of our consolidated financial statements for the year ended December 31, 2012, we performed a more in-depth and final analysis of the fair value and determined the estimated fair value of the technology acquired was nominal. Our determination of the fair value was based on similar factors to those used in the determination of the fair value of the 10% royalty interest on future revenues previously described to you in our response to comment number 63 of your letter dated March 9, 2013. We are still in the development stage, we are continuing to develop our technology and we have not yet completed our first production facility. As disclosed in our filings, there are many risks associated with getting the Company to the point of being able to produce product or to generate revenue from that product. We will need to raise substantial additional amounts of money in order to be able to further our revenue plan, including obtaining customers and being able to produce product. Accordingly, there is not a sufficient basis for determining that we will ever be able to generate positive cash flows in the near term to assign a fair value other than a nominal amount to the technology that was acquired.

Exhibits

12. We reissue comment 69 of our previous letter. We are unable to locate the warrant agreements and consulting agreements we referred to in our previous comment. Please file those agreements with your amended Form 10-K.

With the exception of the attorney-client fee agreement with Richardson & Patel LLP, we have filed these exhibits as you requested. Please see the exhibits numbered 10.4, 10.6, 10.15, 10.16, 10.18, 10.19 and 10.20. Please note that the attorney-client fee agreement includes privileged information relating to the scope of the services to be provided by the law firm and for that reason we have not filed it as you requested.

13. We reissue comment 70 of our previous letter. Please file the June 6, 2012 convertible debenture with Art Agolli in the proper electronic format.

We have re-filed this exhibit as you requested.

14. We note that you indicate that Exhibit 10.8 “Assignment of Shares of Common Stock dated April 17, 2102 from Art Agolli in favor of Bearing Mineral Exploration Inc.” and Exhibit 10.9 “Convertible Debenture dated June 29, 2012 issued to Sonoro Energy Ltd.” are incorporated from the company’s current report on Form 8-K filed on July 31, 2012. Exhibit 10.8 and Exhibit 10.9 were not filed with the Form 8-K filed on July 31, 2012. Please revise to correct the incorporation by reference of Exhibits 10.8 and 10.9.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 12, 2013

We have referenced the correct Form 8-K regarding the incorporation by reference of exhibit 10.8 and we have deleted the reference to exhibit 10.9. Exhibit 10.7 reflects the correct information relating to the convertible debenture issued to Sonoro Energy Ltd.

15. Please revise to clarify that Exhibits 10.14 and 10.15 were filed with the Form 10-K filed with the Securities and Exchange Commission on May 3, 2013.

We have footnoted these exhibits to indicate that they were previously filed.

16. We note a reference to a Master Toll Services Agreement on page 13. To the extent you discuss this agreement in the Form 10-K, please file the agreement as an exhibit even if the agreement was entered into after the end of your fiscal year. Also, consider whether the purchase agreement and registration rights agreement dated January 16, 2013, mentioned in comment 69 of our previous letter, should be filed with your Form 10-Q covering the period in which they were entered. Please see Item 6 of Form 10-Q for guidance.

We believe that the Master Toll Services Agreement is not required to be filed because it is an agreement made in the ordinary course of our business. Item 601(b)(10)(i) requires that “[e]very contract not made in the ordinary course of business which is material to the registrant” be filed. We have attached to the 10-Q Amendment the form of Securities Purchase Agreement, Registration Rights Agreement and Warrant entered into by the Company on January 16, 2013.

Form 10-Q for the Quarterly Period Ended March 31, 2013

17. We note that the company entered into a one year agreement on January 1, 2013 with a firm that provides strategic investor relations services, that the company entered into a one year agreement on January 11, 2013 with a firm that provides legal services and that the company entered into a one year agreement on January 15, 2013 with a consulting firm. Please file these agreements as exhibits to your Form 10-Q for the quarterly period ended March 31, 2013 or advise us why the agreements are not required to be filed pursuant to Item 601 of Regulation S-K. We may have further comment.

We have attached to the 10-Q Amendment the Consulting Agreement between the Company and Benjamin L. Padnos and the Consulting Agreement with Ormont Investor Relations and Strategic Communications, LLC (including the subsequent assignment to Loma Management Partners Inc.) As noted above, we have not attached the attorney-client fee agreement with Richardson & Patel LLP.

In responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. John Reynolds, Assistant Director

Securities and Exchange Commission

July 12, 2013

We hope that this letter has adequately addressed your comments. If you have additional comments or questions, please contact Mary Ann Sapone, Esq. via e-mail at msapone@richardsonpatel.com or by telephone at (707) 937-2059.

Very truly yours,

PETROSONIC ENERGY, INC.

By:	/s/ Art Agolli
Art Agolli
Chief Executive Officer